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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------

                                 SCHEDULE TO-T/A
                  Tender Offer Statement Under Section 14(d)(1)
           or Section 13(e)(1) of the Securities Exchange Act of 1934
                                (Amendment No. 3)

                               ------------------

                            Houghton Mifflin Company
                       (Name of Subject Company (Issuer))

                               Soraya Merger Inc.
                                Vivendi Universal
                      (Names of Filing Persons (Offerors))

                                -----------------

                     Common Stock, Par Value $1.00 per Share
                         (Title of Class of Securities)

                                -----------------

                                    44156010
                      (Cusip Number of Class of Securities)

                                -----------------

                          George E. Bushnell, III, Esq.
                      c/o Vivendi Universal Holding I Corp.
                         800 Third Avenue, Seventh Floor
                            New York, New York 10022
                            TELEPHONE: (212) 572-7855
          (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                   Copies to:

                              Faiza J. Saeed, Esq.
                             Cravath Swaine & Moore
                                825 Eighth Avenue
                          New York, New York 10019-7475
                            Telephone: (212) 474-1000

                                -----------------

                           CALCULATION OF FILING FEE:
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   Transaction Valuation*                             Amount of Filing Fee**
--------------------------------------------------------------------------------

     $1,839,966,000.00                                      $367,994
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*For purposes of calculating the filing fee only. This calculation assumes the purchase of 30,666,100 shares of common stock of Houghton Mifflin Company subject to outstanding options to purchase shares of common stock of Houghton Mifflin Company from Houghton Mifflin Company at the tender offer price of $60.00 per share of common stock.

**The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

    |X| CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE
        0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

        Amount Previously Paid:................$367,994          Filing Party:........Vivendi Universal
        Form or Registration No.:...SC TO-T (005-08062)          Date Filed:...............June 8, 2001

    | | CHECK THE BOX IF THE FILING RELATES TO PRELIMINARY COMMUNICATIONS MADE
        BEFORE THE COMMENCEMENT OF A TENDER OFFER.

       Check the appropriate boxes below to designate any transactions to which the statement relates:

                 |X| third-party tender offer subject to Rule 14d-1. | | issuer tender offer subject to Rule 13e-4.
                 | | going-private transaction subject to Rule 13e-3. | | amendment to Schedule 13D under Rule 13d-2.

       Check the following box if the filing is a final amendment reporting the results of the tender offer: | |

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         This Amendment No. 3 amends the Tender Offer Statement on Schedule TO initially filed on June 8, 2001, by Vivendi Universal, a societe anonyme organized under the laws of France ("Parent"), and Soraya Merger Inc., a Massachusetts corporation and a wholly owned subsidiary of Parent (the "Purchaser"), relating to the third-party tender offer by Purchaser to purchase all the outstanding shares of Common Stock, par value $1.00 per share, including the rights to purchase the Series A Junior Participating Preferred Stock issued pursuant to the Rights Agreement, as amended, dated as of July 30, 1997 by and between the Company (as defined below) and BankBoston, N.A., as Rights Agent (together, the "Shares"), of Houghton Mifflin Company, a Massachusetts corporation (the "Company"), at a purchase price of $60.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 8, 2001 and in the related Letter of Transmittal, copies of which were filed with the Schedule TO filed on June 8, 2001 as Exhibits (a)(1)(A) and (a)(1)(C), respectively. This Amendment No. 3 is being filed on behalf of Parent and the Purchaser.

ITEM 11.  ADDITIONAL INFORMATION.

         Item 11 is hereby amended and supplemented by the following:

         On July 5, 2001, Parent published an advertisement, including cartoon drawings of Curious George, related to Parent's pending acquisition of the Company. This advertisement may also be published on future dates prior to the expiration of the tender offer. A copy of the text of the advertisement is attached hereto as Exhibit (a)(1)(L) and is incorporated herein by reference.

ITEM 12.  EXHIBITS.

*(a)(1)(A)             Offer to Purchase dated June 8, 2001.

*(a)(1)(B)             Recommendation Statement on Schedule 14D-9 of the Company dated June 8, 2001.

*(a)(1)(C)             Letter of Transmittal.

*(a)(1)(D)             Notice of Guaranteed Delivery.

*(a)(1)(E)             Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

*(a)(1)(F)             Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other
                       Nominees.

*(a)(1)(G)             Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

*(a)(1)(H)             Joint Press Release issued by Parent and the Company on June 1, 2001.

*(a)(1)(I)             Summary Advertisement published June 8, 2001.

*(a)(1)(J)             Letter to Stockholders of the Company from the Chairman of the Board and Chief
                       Executive Officer of the Company dated June 8, 2001.

*(a)(1)(K)             Press Release issued by Parent on June 29, 2001.

 (a)(1)(L)             Advertisement issued by Parent on July 5, 2001.

 (b)                   Not applicable.

*(d)(1)                Agreement and Plan of Merger dated as of June 1, 2001, among Parent, the Purchaser and the Company.

*(d)(2)                Confidentiality Agreement dated January 17, 2001 between Parent, the Company and Havas.

 (g)                   Not applicable.

 (h)                   Not applicable.

*  Previously filed.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      SORAYA MERGER  INC.

                                       By: /s/ Debra Ford
                                           --------------------------
                                           Name: Debra Ford
                                           Title: President, Treasurer and Clerk


                                      VIVENDI UNIVERSAL

                                       By: /s/ George E. Bushnell, III
                                           --------------------------
                                           Name:  George E. Bushnell, III
                                           Title:  Vice President
Dated: July 5, 2001




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                               INDEX TO EXHIBITS

*(a)(1)(A)             Offer to Purchase dated June 8, 2001.

*(a)(1)(B)             Recommendation Statement on Schedule 14D-9 of the Company dated June 8, 2001.

*(a)(1)(C)             Letter of Transmittal.

*(a)(1)(D)             Notice of Guaranteed Delivery.

*(a)(1)(E)             Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

*(a)(1)(F)             Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

*(a)(1)(G)             Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

*(a)(1)(H)             Joint Press Release issued by Parent and the Company on June 1, 2001.

*(a)(1)(I)             Summary Advertisement published June 8, 2001.

*(a)(1)(J)             Letter to Stockholders of the Company from the Chairman of the Board and Chief Executive
                       Officer of the Company dated June 8, 2001.

*(a)(1)(K)             Press Release issued by Parent on June 29, 2001.

 (a)(1)(L)             Advertisement issued by Parent on July 5, 2001.

 (b)                   Not applicable.

*(d)(1)                Agreement and Plan of Merger dated as of June 1, 2001, among Parent, the Purchaser and the Company.

*(d)(2)                Confidentiality Agreement dated January 17, 2001 between Parent, the Company and Havas.

 (g)                   Not applicable.

 (h)                   Not applicable.

*  Previously filed.